UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,140,571
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,140,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		29,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

29,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		194,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

194,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,495
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,495
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		371,055
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		69,745
PERSON WITH	9	SOLE DISPOSITIVE POWER

371,055
	10	SHARED DISPOSITIVE POWER

5,210,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,581,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,684
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		75,880
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,684
	10	SHARED DISPOSITIVE POWER

5,216,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,257,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman J. Ravich Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		44,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

44,400
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman and Sally Ravich Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,500*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,500*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

*Consisting of 18,500 Shares underlying certain call options.

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alexander Coleman Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alyssa Danielle Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Mark H. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		467,650*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

467,650*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 88,500 Shares underlying certain call options.

13

CUSIP NO. 774374102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, the RBI Plan, the NJR Trust, the ACR Trust and the ADR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,140,571 Shares held by the Separately Managed Accounts is approximately $30,503,768, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 29,802 Shares owned directly by RBI PII is approximately $175,072, excluding brokerage commissions. The aggregate purchase price of the 41,495 Shares owned directly by the RBI Plan is approximately $281,440, excluding brokerage commissions. The aggregate purchase price of the 44,400 Shares owned directly by the NJR Trust is approximately $239,316, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ACR Trust is approximately $181,750, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ADR Trust is approximately $183,000, excluding brokerage commissions.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,662 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,826, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

The Shares and call options purchased by Mr. Ravich were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 284,750 Shares owned directly by Mr. Ravich is approximately $2,056,400, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 70,000 Shares owned directly by Mr. Ravich is approximately $85,000, excluding brokerage commissions.

The call options purchased by the NSR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the call options exercisable into 18,500 Shares owned directly by the NSR Trust is approximately $23,775, excluding brokerage commissions.

14

CUSIP NO. 774374102

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have filed this Amendment No. 4 to change the classification under “voting power” of the Shares held in the customer accounts managed by Richmond Brothers (the “Separately Managed Accounts”). Previous Schedule 13D filings had classified these Shares under the “sole voting power” of Richmond Brothers with “voting power” shared by David S. Richmond and Matthew J. Curfman. This classification was based on the Reporting Persons’ position that Richmond Brothers and its principals had “voting power” based on their power to direct the voting of these Shares. The custom and practice at Richmond Brothers has been for customers to defer to Richmond Brothers and its principals in the voting of shares, as disclosed at footnote 3 in the Reporting Persons’ Definitive Proxy Statement filed on April 20, 2017. The Issuer has argued that this classification is inaccurate because Richmond Brothers has no definitive power, legal or otherwise, to assure that each Share in the Separately Managed Accounts is voted as Richmond Brothers instructs.

On May 3, 2017, the United States District Court for the Eastern District of Michigan (the “Court”) held a hearing on the Issuer’s motion for a preliminary injunction concerning the Reporting Persons’ Schedule 13D filings. At the hearing, the Issuer raised its arguments about the “voting power” classification. In order to eliminate an issue in the litigation, the Reporting Persons have amended their filings on this point. The Court did not issue any ruling at the hearing and has taken the motion under advisement. At the hearing, the Issuer, through counsel, confirmed that the Annual Meeting will proceed on June 1, 2017 as scheduled.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,057,711 Shares outstanding as of April 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2017.

A.	Richmond Brothers
(a)

As of the close of business on May 4, 2017, 5,140,571 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,140,571 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,140,571 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	RBI PI
(a)	As of the close of business on May 4, 2017, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

15

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
C.	RBI PII
(a)	As of the close of business on May 4, 2017, RBI PII beneficially owned 29,802 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 29,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,802
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
D.	RBI Manager
(a)	As the manager of RBI PI and RBI PII, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI and (ii) 29,802 Shares owned by RBI PII.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 194,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 194,643
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
E.	RBI Plan
(a)	As of the close of business on May 4, 2017, the RBI Plan beneficially owned 41,495 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,495
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,495
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Plan has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
16

CUSIP NO. 774374102

F.	Mr. Richmond
(a)

As of the close of business on May 4, 2017, Mr. Richmond beneficially owned 204,662 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,140,571 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 29,802 Shares owned by RBI PII and (iv) 41,495 Shares owned by the RBI Plan.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 371,055
2. Shared power to vote or direct vote: 69,745
3. Sole power to dispose or direct the disposition: 371,055
4. Shared power to dispose or direct the disposition: 5,210,316

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer through the Separately Managed Accounts are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Curfman
(a)

As of the close of business on May 4, 2017, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,140,571 Shares held in the Separately Managed Accounts and (ii) 41,495 Shares owned by the RBI Plan.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 40,684
2. Shared power to vote or direct vote: 75,880
3. Sole power to dispose or direct the disposition: 40,684
4. Shared power to dispose or direct the disposition: 5,216,451

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer through the Separately Managed Accounts since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	NJR Trust
(a)	As of the close of business on May 4, 2017, the NJR Trust beneficially owned 44,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,400
4. Shared power to dispose or direct the disposition: 0

(c)	The NJR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
17

CUSIP NO. 774374102

I.	NSR Trust
(a)	As of the close of business on May 4, 2017, the NSR Trust beneficially owned 18,500 Shares, representing Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,500
4. Shared power to dispose or direct the disposition: 0

(c)	The NSR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
J.	ACR Trust
(a)	As of the close of business on May 4, 2017, the ACR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ACR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
K.	ADR Trust
(a)	As of the close of business on May 4, 2017, the ADR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ADR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.
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CUSIP NO. 774374102

L.	Mr. Ravich
(a)	As of the close of business on May 4, 2017, Mr. Ravich directly beneficially owned 354,750 Shares, including 70,000 Shares underlying certain call options. In addition, as the trustee of each of the Ravich Trusts, Mr. Ravich may be deemed the beneficial owner of the (i) 44,400 Shares owned by the NJR Trust, (ii) 18,500 Shares beneficially owned by the NSR Trust, (iii) 25,000 Shares owned by the ACR Trust and (iv) 25,000 Shares owned by the ADR Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 467,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 467,650
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ravich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

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CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2017

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

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CUSIP NO. 774374102

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

Norman J. Ravich Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Norman and Sally Ravich Family Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

/s/ Mark H. Ravich
Mark H. Ravich

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CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	451	5.8850	03/23/2017
Purchase of Common Stock	1,351	5.9565	03/23/2017
Purchase of Common Stock	166	6.0300	03/24/2017
Sale of Common Stock *	(5,780)	*	03/24/2017
Purchase of Common Stock	795	6.3026	03/27/2017
Purchase of Common Stock	677	6.6500	03/28/2017
Sale of Common Stock*	(2,479)	*	03/28/2017
Sale of Common Stock	(42)	6.5499	03/29/2017
Purchase of Common Stock	1,000	6.1275	03/31/2017
Sale of Common Stock	(290)	6.1242	03/31/2017
Purchase of Common Stock	1,626	6.1868	04/03/2017
Sale of Common Stock	(23)	6.2805	04/03/2017
Sale of Common Stock	(222)	6.3000	04/04/2017
Sale of Common Stock	(159)	6.2912	04/04/2017
Purchase of Common Stock	781	6.4006	04/05/2017
Sale of Common Stock	(17)	6.2979	04/05/2017
Sale of Common Stock	(6,473)	6.1723	04/06/2017
Sale of Common Stock	(553)	6.1703	04/06/2017
Purchase of Common Stock	472	6.3088	04/07/2017
Purchase of Common Stock	470	6.2279	04/10/2017
Purchase of Common Stock	160	6.2600	04/12/2017
Sale of Common Stock*	(9,815)	*	04/19/2017
Sale of Common Stock	(1,521)	7.5000	04/19/2017
Sale of Common Stock	(662)	7.5000	04/19/2017
Purchase of Common Stock	1,190	8.3764	04/20/2017
Sale of Common Stock	(500)	8.3695	04/20/2017
Sale of Common Stock	(337)	8.3668	04/20/2017
Purchase of Common Stock	124	8.0590	04/21/2017
Sale of Common Stock	(929)	8.0016	04/21/2017
Sale of Common Stock	(4,151)	7.9076	04/21/2017
Sale of Common Stock	(20)	7.8000	04/21/2017
Sale of Common Stock*	(2,358)	*	04/21/2017
Sale of Common Stock*	(1,463)	*	04/21/2017
Sale of Common Stock*	(1,560)	*	04/21/2017
Sale of Common Stock*	(1,083)	*	04/21/2017
Sale of Common Stock	(63)	8.2133	04/24/2017
Sale of Common Stock	(370)	8.0822	04/24/2017
Sale of Common Stock	(620)	8.3101	04/25/2017
Sale of Common Stock	(51)	8.7463	04/28/2017
Purchase of Common Stock	255	7.8400	05/04/2017
Purchase of Common Stock	1,018	7.8700	05/04/2017

* Relationship with separately managed account terminated.